Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

December 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris

Erin Jaskot

Angela Lumley

Rufus Decker

Re:	Olo Inc.

Amended Draft Registration Statement on Form S-1

Submitted November 9, 2020

CIK: 0001431695

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 7, 2020 with respect to the Company’s amended Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on November 9, 2020. The Company is concurrently and confidentially submitting another amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Overview, page 1

1.	Please disclose the basis by which you are the “leading cloud-based, on-demand ecommerce platform for multi-location restaurant brands” (ex: revenue, number of customers, etc.).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 71, and 93 of the Amended Draft Registration Statement.

2.

We note your response to prior comment 2. Please explain the rationale for your belief that enterprise brand customers are less likely than non-enterprise brand customers to be subject to macroeconomic trends that could impact renewal rates.

Cooley LLP 500 Boylston Street Boston, MA     02116-3736

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United States Securities and Exchange Commission

December 23, 2020

Page Two

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that enterprise brands, when compared to non-enterprise brands, are better positioned to overcome macroeconomic trends, such as COVID-19, because these brands generally have greater resources, are better capitalized, have more leverage to negotiate lease terms, have more physical space, additional geographic flexibility and additional expertise with online-ordering and take-out. Additionally, many of our enterprise brands operate in a franchisor-franchisee model, wherein the enterprise brand’s revenue, as franchisor, includes franchise fees and is only partially driven by food sales. The Company also respectfully advises the Staff that recent macroeconomic trends resulting from the COVID-19 pandemic have had a disproportionate impact on smaller, non-enterprise brands. Given the materiality of enterprise brands to the Company’s results of operations and active location count, the Company believes that the renewal rates of the Company’s enterprise brand customers is the appropriate metric to convey to potential investors in the Company’s stock.

3.

We note your response to prior comment 3 and reissue the comment. Please clarify why you believe that digital sales growth by your customers should be attributed to the use of your platform and not other unrelated operational or market factors. Also, please identify the sources for your supplemental statement that digital sales increases for your clients are higher than for the industry in general and quantify the differential. In addition, describe your methodology for selecting an industry peer group for this comparison.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 72, and 94 of the Amended Draft Registration Statement to include additional comparative disclosure between customer performance on the Company’s platform and general industry-wide performance. In addition, the Company has deleted the reference to the industry data previously included on page 3.

Our Platform, page 9

4.

We note your response to prior comment 4 and re-issue in part. Please summarize the steps that your clients must take to integrate your platform into their systems. In this regard, we note that the level of technical expertise and collaboration necessary to ensure functionality for your customers is not clear to investors. Please also address any ongoing maintenance costs or responsibilities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of the Amended Draft Registration Statement.

We currently generate significant revenue from our largest customers…, page 35

5.

We note your response to prior comment 6. Please revise your disclosure in the risk factor beginning “We currently generate...”, or elsewhere as appropriate, to provide a summary description of the extent to which the composition of your ten largest customers has changed from year-to-year. In addition, please generally disclose the length of time that these customers have used the platform. To the extent that you are substantially dependent on your contracts with the customers referenced here, or with any of your aggregators referenced on page 30, please file such contracts as exhibits to the registration statement.

Cooley LLP 500 Boylston Street Boston, MA     02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

December 23, 2020

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Amended Draft Registration Statement to note that none of the Company’s top 10 restaurant customers represented more than 6% of the Company’s total revenue individually for the last three fiscal years.

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not believe that it is required to file any of its agreements with its restaurant customers or aggregators referenced on page 35 and page 29 of the Amended Draft Registration Statement, respectively. With regard to the Company’s customers, as noted above, no single restaurant customer represented more than 6% of the Company’s revenue in the last three fiscal years and such customers had an average concentration of 3% of the Company’s total revenue in the last 2 fiscal years and the Company expects similar concentration figures for 2020. Further, all of the Company’s agreements with these customers were entered into in the ordinary course of business conducted by the Company and, given the lack of significant individual concentration on a percentage of revenue basis, the Company does not believe it is substantially dependent on any of its agreements with these customers under Item 601(b)(10)(ii) of Regulation S-K.

With regard to the Company’s aggregators, the Company acknowledges that it expects that one of its aggregator customers will represent approximately 15% to 20% of the Company’s total revenue for the year ended December 31, 2020. However, the Company’s agreement with this customer represents the ordinary business of the Company such that the Company submits it need not be filed as an exhibit under Item 601(b)(10)(ii) of Regulation S-K unless the agreement is one upon which the Company is substantially dependent. As discussed below, the Company does not believe that it is “substantially dependent” on the Company’s agreement with this customer.

For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. The Company believes that consumers are primarily loyal to the Company’s restaurant customers, which they are ordering from, with which the Company has direct, exclusive relationships as compared to the aggregator they use to place the order from the restaurant customer. Most of the Company’s restaurant customers work with more than one aggregator to diversify consumer choice of the aggregators that can be used to place orders from the Company’s restaurant customers and the Company expects this trend to continue. Further, the portion of revenue connected to this aggregator may not be consistent year-over-year, as evidenced by the variance in revenues between 2018, 2019 and 2020. As noted in the Amended Draft Registration Statement, for the year ended December 31, 2019, this aggregator represented 11% of the Company’s total revenue and in 2018 this aggregator represented 2.6% of the Company’s total revenue. The Company believes the increase in total revenue contribution by this aggregator in 2020 was due, in large part, to the increased volume of take-out orders conducted through this aggregator’s platform in light of COVID-19 and the many shelter-in-place orders mandated throughout the United States in 2020. As a result, this aggregator’s revenue contribution in 2020 may not reflect a consistent trend in its overall contribution to the Company’s business on a go-forward basis. The Company works with many of the major aggregators in the United States and continues to add both national and regional aggregators to the Company’s platform, which the Company currently anticipates will contribute to diversification of any individual aggregator’s contribution to the Company’s total revenue over time. The Company submits, therefore, that a decrease in revenue in future periods from a particular aggregator that provided more than 10% of the Company’s total revenue in any particular historical period would not necessarily have a material adverse effect on the Company’s business, as such vacillations are expected given the nature of the Company’s business. The Company believes that filing the contract with this aggregator as an exhibit to the Company’s Amended Draft Registration Statement could potentially suggest an ongoing dependency that may not be accurate or reflective of the Company’s ongoing business.

Cooley LLP 500 Boylston Street Boston, MA     02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

December 23, 2020

Page Four

Further, the agreement with this aggregator, similar to the Company’s agreements with its other aggregators, was entered into in the ordinary course of business of the Company and the material terms regarding the ability of aggregators to terminate such agreement are disclosed on page 30 of the Amended Draft Registration Statement. These agreements do not include any obligations on the part of this aggregator or any other aggregator to conduct business through the Company’s platform on an exclusive basis or otherwise.

We rely upon Amazon Web Services…, page 38

6.	Please file your agreement with Amazon Web Services as an exhibit to the registration statement. In the alternative, please tell us why you believe you are not required to do so.

The Company has continued to review its arrangements and relationship with Amazon Web Services (“AWS”), and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. As noted above in the Company’s response to Comment #5, for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are equal to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Microsoft and Google. In light of the foregoing, the Company believes that several other providers could provide it with services that are substantially similar to those that it receives from AWS.

In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Further, while transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore is not required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

Letter from Noah Glass, Founder and CEO, page 93

7.

Please further revise the letter to present a more balanced view of the risks and obstacles you face, and to remove language that is either irrelevant to the business or suggests that an investment in the offering is without risk. We note the following examples, which are not exclusive:

•

Please remove the language noting that if Mr. Glass could go back in time and go all-in on any one investment, it would be Olo. This statement suggests that an investment in the offering is guaranteed to be profitable. Please also explain the relevance of the quote by Warren Buffet.

•

The discussion of the inability to ship coffee from a warehouse suggests that Mr. Glass was among the first people to develop on-demand e-commerce. Please provide the basis for this or, in the alternative, please revise to remove this suggestion.

Cooley LLP 500 Boylston Street Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

December 23, 2020

Page Five

•	Please explain the relevance of the philanthropic activities discussed on page 94, or delete such discussion.

•	Please more prominently disclose and discuss that you have incurred significant losses since inception and have a substantial accumulated deficit.

In response to the Staff’s comment, the Company has revised the disclosure on pages i, ii, and iii of the Amended Draft Registration Statement.

Further, in regard to the Company’s philanthropic activities, the Company believes that engaging in philanthropy, particularly in the food and restaurant industry, reflects one of its primary values, Excelsior, as disclosed in the Amended Draft Registration Statement. By supporting philanthropic organizations in the same industry as its customers the Company demonstrates “Excelsior” in its efforts to improve local and global communities.

Principal And Selling Stockholders, page 143

8.

We note your response to prior comment 13 and re-issue the comment with respect to Wellington Management. Please disclose the natural person(s) possessing investment and/or voting power over the shares held by this entity.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Amended Draft Registration Statement.

*    *    *

Cooley LLP 500 Boylston Street Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

December 23, 2020

Page Six

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Noah Glass, Olo Inc.

Nithya Das, Olo Inc.

Marty Hahnfeld, Olo Inc.

Stephane Levy, Cooley LLP

Brandon Fenn, Cooley LLP

John J. Egan, III, Goodwin Procter LLP

Cooley LLP 500 Boylston Street Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com